Philippa M. Bond Member of the Firm d 310.284.5607 f 310.557.2193 pbond@proskauer.com www.proskauer.com

April 16, 2014

VIA EDGAR AND HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Suzanne Hayes

Re:                        Ares Management, L.P.
Amendment No. 1 to
Registration Statement on Form S-1
Filed April 4, 2014
File No. 333-194919

Dear Ms. Hayes:

On behalf of Ares Management, L.P. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated April 14, 2014 relating to the above-referenced Registration Statement of the Company filed with the Commission on Form S-1 (File No. 333-189429) on April 4, 2014 (“Amendment No. 1”), and amended on April 11, 2014 (as amended, the “Registration Statement”).

The Company is concurrently filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), marked in accordance with Rule 310 of Regulation S-T. For the convenience of the Staff, we are supplementally providing blacklined copies, complete with exhibits, of Amendment No. 3, marked to show changes from Amendment No. 1.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in Amendment No. 3. Except as otherwise specifically indicated, page references in the Company’s responses to the Staff’s comments correspond to the pagination of Amendment No. 3.

General

Unaudited Pro Forma Consolidated Financial Data, page 99

1.                                    We received your correspondence dated April 14, 2014, which includes the pro forma financial information.  Please be advised that we may have additional comments on the pro forma financial data once we have had an opportunity to review it.

U.S. Securities and Exchange Commission

April 16, 2014

Response to Comment 1:

The Company acknowledges the Staff’s comment.

Notes to Unaudited Condensed Combined and Consolidated Pro Forma Statement of Financial Condition, page 104

Note 1.  Reorganization and Other Adjustments, page 104

Note (d), page 104

2.                                    We note your response to our prior comment 4.  Revise your disclosure to clarify, if accurate, that portion of the funds that will be used to make the cash distribution to existing owners prior to the offering will come from borrowings under the Credit Facility. In addition, we continue to believe that proforma presentation of the planned cash distribution and reorganization transaction, consistent with the guidance of SAB Topic 1B.3 (i.e. within your historical financial statements), is necessary to reflect the change in equity subsequent to the distribution.  Please revise as necessary.

Response to Comment 2:

The Company advises the Staff that it has considered requirements under SAB Topic IB.3 listed below:

a.                                     Dividends declared by the subsidiary subsequent to the balance sheet date to either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or reflected in a pro forma balance sheet.

b.                                    When the dividends are to be paid from the proceeds of the offering, include pro forma per share data (for the latest year and interim period only) giving effect to the number of shares whose proceeds were to be used to pay the dividend.

c.                                     When dividends exceed earnings in the current year, even though the stated use of proceeds is other than for the payment of dividends. In these situations, pro forma per share data should give effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn.

With respect to the April 2014 distribution to existing owners, the Company has evaluated the current disclosure and advises the Staff that:

a.                                     The distribution to existing owners is included alongside the historical Combined and Consolidated Statements of Financial Condition on page F-7 of Amendment No. 3 reflecting a distribution accrual (but not giving effect to the offering proceeds).  In addition, the Company has added appropriate disclosure in footnote 17, “Subsequent Events” on pages F-103-104 of Amendment No. 3.

b.                                    The distribution was not paid from the proceeds of the offering. As such, this requirement is not applicable.

U.S. Securities and Exchange Commission

April 16, 2014

c.                                     The distribution did not exceed the Company’s earnings, i.e. $227 million attributable to controlling and non-controlling interests in AHI, AI and consolidated subsidiaries for the year ended December 31, 2013. As such, this requirement is not applicable.

The Company has further considered the following additional requirement under SAB Topic IB.3:

a.         If terms of outstanding equity securities will change subsequent to the date of the latest balance sheet and the new terms will result in a material reduction of permanent equity or, if redemption of a material amount of equity securities will occur in conjunction with the offering, include a pro forma balance sheet giving effect to the change in capitalization.

The Company notes that the reorganization transaction contemplates the reclassification of the non-controlling and controlling interest in equity of AHI, AI and consolidated subsidiaries to non-controlling interests in the Ares Operating Group and controlling interests in Ares Management, L.P.  Although the Company does not believe this reclassification represents a material reduction in equity, for purposes of clarity the Company has revised the historical Combined and Consolidated Statements of Financial Condition on page F-7 of Amendment No. 3 to make clear that this reclassification will be included alongside such statements. Specifically, $128,912 thousand of non-controlling interest in equity of AHI, AI and consolidated subsidiaries and $414,497 thousand of controlling interest in equity of AHI, AI and consolidated subsidiaries will be reclassified under the column entitled “Unaudited Pro Forma 2013” as non-controlling interests in Ares Operating Group and controlling interests in Ares Management, L.P. In addition, the Company has added appropriate disclosure in footnote 17, “Subsequent Events” on pages F-103-104 of Amendment No. 3.

Compensation of Our Directors and Executive Officers, page 229

Summary Compensation Table for Fiscal Year 2013, page 230

3.                                    We note your revised compensation table and footnotes indicate that the distributions to your NEOs are not considered compensation.  Please provide your analysis supporting your determination that the payments are not compensation and are not required to be disclosed in the compensation table.

Response to Comment 3:

The Company advises the Staff that it does not believe that distributions to NEOs in respect of their ownership interests in APMC constitute compensation for purposes of Item 402 of Regulation S-K. Paragraph (a)(2) of Item 402 specifies that “[t]his Item requires ... disclosure of all plan and non-plan compensation awarded to, earned by, or paid to the named executive officers ... and directors ... by any person for all services rendered in all capacities to the registrant and its subsidiaries, unless otherwise specifically excluded from disclosure in this Item.” Accordingly, Item 402 of Regulation S-K treats as compensation items awarded to, earned by or paid to an NEO for services rendered to the registrant and its subsidiaries. The NEOs receive distributions from APMC in respect of their ownership interests in such entity and not for the rendering of services to the registrant or its subsidiaries. The Company also notes that it does not account for distributions in respect of such interests as compensation.

Notwithstanding the foregoing, the Company has revised footnote 3 of the “Summary Compensation Table For Fiscal Year 2013” on page 232 of Amendment No. 3 to provide for the disclosure of actual cash distributions received by each of its NEOs in fiscal 2013 in respect of their ownership interests in APMC.

U.S. Securities and Exchange Commission

April 16, 2014

4.                                    Additionally, we note that your “NEOs are compensated through a combination of equity grants, carried interest and incentive fees…” and that Messrs. Arougheti and Kissick received incentive fees in fiscal 2013.  Please explain why these compensation awards are not included in the compensation table.

Response to Comment 4:

The Company advises the Staff that the incentive fees received by NEOs for fiscal 2013 will be included in the “Summary Compensation Table For Fiscal Year 2013” in the ”All Other Compensation” column.  The Company has revised footnote 2 of the “Summary Compensation Table For Fiscal Year 2013” on page 232 of Amendment No. 3 to make it clear that such amounts will be included and separately identified.

Amounts received by NEOs with respect to carried interest from the Company’s funds will also be included in the “Summary Compensation Table For Fiscal Year 2013” in the “All Other Compensation” column.  Equity awards made to NEOs in connection with the offering will be included in the Summary Compensation Table in future filings.

Notes to the Combined and Consolidated Financial Statements, page F- 11

Note 2.  Summary of Significant Accounting Policies, page F-11

Management Fees, page F-18

5.                                    We note your response and revised disclosures as it relates to our prior comment 13. Please provide to us supplementally the amount and/or percentage of each revenue source from affiliates (i.e. management fee, performance fee, and other fees).

Response to Comment 5:

In response to the Staff’s comment, the Company notes that revenue recognized from non-affiliates as a percentage of total revenue was approximately 2.1%, 1.4% and 1.6% for the years ending December 31, 2013, 2012 and 2011, respectively.

In addition, the tables below sets forth supplemental information regarding the amounts and percentages of each component of total revenue recognized from affiliates and non-affiliates in response to the Staff’s comment.

	For The Year Ended December 31, 2013
(Dollars in thousands)	Management Fees	Performance Fees	Other Fees	Total Revenues
Revenue earned from affiliates	$370,301	$79,800	$18,673	$468,774
Revenue earned from non-affiliates	$5,271	-	$4,610	$9,881
Total revenues	$375,572	$79,800	$23,283	$478,655
Percentage of revenue earned from affiliates	98.6%	100.0%	80.2%	97.9%

	For The Year Ended December 31, 2012
(Dollars in thousands)	Management Fees	Performance Fees	Other Fees	Total Revenues
Revenue earned from affiliates	$245,491	$69,491	$14,290	$329,272
Revenue earned from non-affiliates	$4,094	-	$681	$4,775
Total revenues	$249,584	$69,491	$14,971	$334,046
Percentage of revenue earned from affiliates	98.4%	100.0%	95.4%	98.6%

U.S. Securities and Exchange Commission

April 16, 2014

	For The Year Ended December 31, 2011
(Dollars in thousands)	Management Fees	Performance Fees	Other Fees	Total Revenues
Revenue earned from affiliates	$181,858	$6,938	$14,806	$203,602
Revenue earned from non-affiliates	$3,226	-	$137	$3,363
Total revenues	$185,084	$6,938	$14,943	$206,965
Percentage of revenue earned from affiliates	98.3%	100.0%	99.1%	98.4%

6.                                    We note your response and revised disclosures as it relates our prior comment 16 and the classification of your Part I ARCC fees within management fees.  We also note that the qualitative nature of the Part I ARCC incentive fees differs from the remainder of the management fees recorded within the “Management fees” line item on the Combined and Consolidated Statements of Operations.  As such, considering the different characteristics of these two revenue streams and in an effort to provide more transparent disclosure, please revise your disclosure to report ARCC Part I incentive fee revenue separately from your management fee revenues.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the Management fee line of the combined and consolidated statements of operations and in footnote 18, “Consolidating Schedules” on pages F-8, F-106, F-109 and F-111 of Amendment No. 3 and the Recurring fees line of the tables in footnote 16, “Segment Reporting” on pages F-94, F-95 and F-96 of Amendment No. 3 to parenthetically quantify ARCC Part I Fees for each period and has made corresponding changes to the selected financial information included on pages 4-5, 23, 107, 113, 131 and 152 of Amendment No. 3.  In addition, the Company has revised its disclosure on the inside cover and pages 1, 5, 31, 203 and 204 of Amendment No. 3 to clarify the presentation and to quantify in certain places the portion of ARCC Part I Fees that made up part of the metrics disclosed.

Note 12. Stockholders’ Equity and Member’s Capital, page F-81

7.                                    We note your response to our prior comment 19 and we are reissuing our comment, in part.  Please provide the following information related to the non-voting mandatorily convertible membership interests issued to Alleghany Insurance Holdings LLC in July 2013:

•                  Disclose the number of units issued.

•                  Expand your disclosure to quantify the impact to each line item on the statements of financial condition and statements of change in equity resulting from this transaction.

•                  Provide us with your calculation of the number of shares that these units will be converted to at the time of IPO.

•                  Provide us with your analysis that demonstrates that the conversion feature did not represent a beneficial conversion feature of the Equity Holder’s membership interests at inception and that the effective conversion price at December 31, 2013 and March 31, 2014 continued to be equal to or in excess of the fair value of common equity at the issuance date.

U.S. Securities and Exchange Commission

April 16, 2014

Response to Comment 7:

The Company advises the Staff that in July 2013, Ares Holdings LLC and Ares Investments LLC each issued a non-voting mandatorily convertible membership interest in the form of 67,490 Class D units to Alleghany Insurance Holdings LLC. The Company has revised its disclosure on page F-83 of Amendment No. 3 to disclose such number of units issued to Alleghany in response to the Staff’s comment.

In addition, the Company has revised its disclosure on pages F-10, F-76, F-77, F-83, F-87 and F-89 of Amendment No. 3 to quantify the impact to each line item on the statements of financial condition and statements of change in equity resulting from the transaction in response to the Staff’s comment.

The Company advises the Staff that Alleghany’s existing interests in Ares Holdings LLC and Ares Investments LLC will be recapitalized into the number of Ares Operating Group Units representing 6.25% (the existing ownership percentage of Alleghany in Ares Holdings LLC and Ares Investments LLC) of the aggregate number of Ares Operating Group Units expected to be outstanding in each of the five Ares Operating Group entities immediately following the unitization and immediately prior to the offering. As noted in Amendment No. 1, if and when a holder exchanges Ares Operating Group Units for common units of the Company, the relative equity percentage ownership of such holder and of the other equity owners of Ares (whether held at the Company or at the Ares Operating Group) will not be altered.

To evaluate if a beneficial conversion feature existed at inception, the Company first determined the effective conversion price, which is function of: (1) the initial proceeds received for Class D units issuance (i.e., $250 million, which represents 6.25% of the enterprise value at inception); (2) the total number of Class D units issued (134,980); and (3) the stated conversion rate (1.0 common equity interests for each Class D unit).  The calculation of the effective conversion price is as follows:

		At Issuance	As of December 31, 2013	As of March 31, 2014
Proceeds at Fair Value	<a>	$250,000,000	$250,000,000	$250,000,000
Class D Units	<b>	134,980	134,980	134,980
Conversion Rate		1.00	1.00	1.00
Effective Conversion Price	<c>=<a>/<b>	$1,852	$1,852	$1,852
Fair Value of Common Equity Unit		$1,852	$1,852	$1,852
In-the-money		-	-	-
Beneficial Conversion Feature		NO	NO	NO

The effective conversion price is determined to be equal to the fair value of common equity units into which Class D units are convertible, indicating that the conversion option was “at-the-money,” but not “in-the-money.”  Therefore, a beneficial conversion feature did not exist at inception.

As the Company took no corporate actions to change the conversion rate from that at inception or the corresponding effective conversion price, the conversion price continues to be “at-the-money,” including subsequent reporting dates of December 31, 2013 and March 31,

U.S. Securities and Exchange Commission

April 16, 2014

2014. Absent any future changes to the Company’s capital structure, this rate will remain in effect through conversion, and as a result, no beneficial conversion feature exists.

Item 16. Exhibits and Financial Statement Schedules, page II-2 (a) Exhibits

8.                                    It appears that you do not intend to file your investment advisory agreement with ARCC. Considering the significance of this agreement, please present your analysis supporting your conclusion that you are not required to file the agreement.

Response to Comment 8:

                                                The Company advises the Staff that it has filed the investment advisory agreement with ARCC as Exhibit 10.11 to Amendment No.3.

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U.S. Securities and Exchange Commission

April 16, 2014

Please do not hesitate to contact me at (310) 284-5607 with any questions or comments regarding this response letter or Amendment No. 3. Thank you for your assistance.

Sincerely,

/s/ Philippa M. Bond
Philippa M. Bond

cc:                              Michael D. Weiner, Ares Management, L.P.

Hugh West, U.S. Securities and Exchange Commission

Sasha Pechenik, U.S. Securities and Exchange Commission